SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2006

Kookmin Bank

(Translation of registrant’s name into English)

9-1, 2-Ga, Namdaemun-Ro, Jung-Gu, Seoul, Korea 100-703

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

Grant of Stock Option

On February 27, 2006, the board of directors of Kookmin Bank approved and ratified stock option grants to certain of its senior executive vice presidents, executive vice presidents and heads of its regional head offices and to its chief audit executive, chief executive vice president and non-executive directors.

The resolution by our board is subject to approval and ratification at our general shareholders’ meeting to be held on March 24, 2006.

The purpose of these stock option grants is to motivate our management towards meeting internal business targets and conducting responsible management practices. The methods through which we may grant these stock options are provided in more detail below.

1. List of Grantees and the Stock Option Details

Non-executive directors

Grantees		Number of shares	Additional Shares to be Granted[1]	Notes
Title	Name
	Dong Soo Chung	10,000	10,000	Granted over two years
	Doo Hwan Song	10,000	10,000	Granted over two years
	Chang Kyu Lee	10,000	10,000	Granted over two years
	Dam Cho	10,000	10,000	Granted over two years
Non-Executive	Nobuya Takasugi	10,000	10,000	Granted over two years
Directors	Young Soon Cheon	5,000	5,000	Granted over one year
	Kee Young Chung	30,000	15,000	Granted over three years
	Bo Kyung Byun	30,000	15,000	Granted over three years
	Bae Kin Cha	30,000	15,000	Granted over three years

Subtotal	9 people	145,000	5,000~15,000[1]	—

[1]	If a non-executive director is appointed as the chairman of our board at a subsequent board meeting after the general shareholder’s meeting, such director will be granted additional stock options entitling him or her to receive additional shares equal to the amount set forth opposite his or her name. Such additional amount will be adjusted pursuant to note 6 to reflect the shorter tenure of non-executive directors.

Executive directors

Grantees		Number of Shares	Notes
Title	Name
Chief audit executive	Hyung Duk Chang	20,000	Granted over two years

Chief executive vice president	Ki Hong Kim	210,000	Granted over three years

	Kap Joe Song	45,000	Granted over three years
Senior executive vice	Dal Soo Lee	20,000	Granted over two years
presidents	Won Sik Yeo	20,000	Granted over two years
	De Oak Shin	20,000	Granted over two years

	Choong Won Cho	30,000	Granted over three years
	Yook Sang Kwon	30,000	Granted over three years
Executive vice	Haing Hyun Choi	30,000	Granted over three years
presidents	In Gyu Choi	30,000	Granted over three years
	Kwang Chun Shon	30,000	Granted over three years
	Han Mok Cho	30,000	Granted over three years

	Soon Hyun Kim	30,000	Granted over three years
	Seung Joo Baik	30,000	Granted over three years
	Kwang Mook Park	30,000	Granted over three years
	Se Yoon Hong	30,000	Granted over three years
Heads of regional	Sang Rak Jang	30,000	Granted over three years
head offices	Jin Sun Paeng	30,000	Granted over three years
	Shin Og Joo	30,000	Granted over three years
	Young Hee Jeon	30,000	Granted over three years
	Bae Young Lee	30,000	Granted over three years

Subtotal	21 people	785,000	—

Total	30 people	930,000[2]	—

2. Grant Date: March 24, 2006

3. Exercise Price (Index-Linked Stock Option)

Exercise price = (Base price) Won x (1 + TRS of the three major competitors x 0.4)

(1)	Rounded up to the nearest 100 Won.

(2)	Base price shall mean the arithmetic mean of the following three numbers: the sum of the daily closing price multiplied by the daily trading volume divided by the daily trading volume for the

[2]	The aggregate number of shares to be granted to non-executive directors and executive directors pursuant to additional stock options could increase from 930,000 shares to up to between 935,000 shares and 945,000 shares.

common shares during each of the following periods: (i) two months prior to, but excluding, the grant date; (ii) one month prior to, but excluding, the grant date; and (iii) one week prior to, but excluding, the grant date.

(3)	TRS of the three major competitors shall mean (the sum of each of the three major competitor’s total market cap at the expected exercise share confirmation date less the sum of each of the three major competitor’s total market cap at the grant date) divided by the sum of each of the three major competitor’s total market cap at the grant date multiplied by 100.

Total market cap at the expected exercise share confirmation date shall mean the “expected exercise share confirmation date closing price” multiplied by the number of outstanding shares as of the expected exercise share confirmation date. The “expected exercise share confirmation date closing price” shall be the arithmetic mean of the following three numbers: the sum of the daily closing price multiplied by the daily trading volume divided by the daily trading volume for the common shares during each of the following periods: (i) two months prior to the expected exercise share confirmation date; (ii) one month prior to the expected exercise share confirmation date; and (iii) one week prior to the expected exercise share confirmation date.

Total market cap at the grant date shall mean the “grant date closing price” multiplied by the number of outstanding shares as of the grant date. The “grant date closing price” shall be the arithmetic mean of the following three numbers: the sum of the daily closing price multiplied by the daily trading volume divided by the daily trading volume for the common shares during each of the following periods: (i) two months prior to, but excluding, the grant date; (ii) one month prior to, but excluding, the grant date; and (iii) one week prior to, but excluding, the grant date.

(4)	Three major competitors shall mean the Shinhan Financial Group, Hana Financial Group and Woori Financial Group.

(5)	In the event of (i) a grantee’s early retirement, the day before such retirement date and (ii) the expected exercise share confirmation date falling on a holiday, the day before such holiday, each such day shall be deemed the expected exercise share confirmation date.

(6)	If the growth rate of the three major competitors’ total market cap is negative, the exercise price shall be (Base price) Won.

4. Method of Exercise

Kookmin Bank may grant shares to a grantee who exercised his or her stock option by:

- Issuing new common shares

- Delivering treasury shares (which will be common shares)

- Giving grantees of the stock options cash or treasury shares for the value of which is equivalent to the difference between the exercise price and the market price

5. Exercise Period: From March 25, 2009 to March 24, 2014

6. Adjustment to Exercise Price and Number of Stock Options

In the event that there is a capital increase, stock dividend, stock split, reverse stock split, merger or consolidation, capital reduction, reduction of retained earnings or cancellation of issued stocks as a result of the redemption of redeemable stocks and such event requires an adjustment in the exercise price or number of exercisable shares pursuant to these stock option grants, then such adjustment shall be made in accordance with a resolution passed by our board.

A non-executive director who is also appointed as chairman of our board will be granted additional stock options entitling him or her to receive additional shares equal to the amount set forth opposite his or her name under the column “Additional Shares to be Granted” in the first table above. Such additional amount will be adjusted to reflect the shorter tenure of non-executive directors.

7. Adjustment Following Resignation

If any grantee resigns or ceases his/her office and the conditions for exercising his/her stock options have been satisfied, such grantee may exercise his/her options, adjusted pursuant to the formula below and rounded down to the nearest whole share.

Formula

Exercisable number of shares shall mean the number of shares granted by the stock options multiplied by the number of days at work divided by three years.

Nominees for Directors of Kookmin Bank

On February 27, 2006, Kookmin Bank disclosed a list of our board of directors nominees to be appointed at the general shareholders’ meeting to be held on March 24, 2006.

The nominees are as follows:

List of Nominees for Executive Directors

Name (Date of Birth)	Current Position	Education	Career	Nominated for members of Audit Committee

Ki Hong Kim (Newly Appointed) (01/10/1957)	Chief Executive Vice President, Kookmin Bank	• Ph.D in Business, University of Georgia • M.B.A., University of Missouri • B.A. in Business, Barat College	• Non-Executive Director, Kookmin Bank • Assistant Governor, FSS • Professor, Chungbuk Nat’l University • Research Director, Korea Insurance Development Institute	No

List of Nominees for Non-Executive Directors

Name (Date of Birth)	Current Position	Education	Career	Nominated for members of Audit Committee

Kee Young Chung (Newly Appointed) (09/07/1948)	Professor, Accounting Keimyung Univ. (C.P.A)	• Ph.D. in Accounting, Univ. of Texas, Austin • M.A. in Business, Seoul Nat’l Univ. • B.A. in Business, Seoul Nat’l Univ.	• Non-executive Director, LG Corporation • President, Korea Accounting Institute • Chairman, Korea Accounting Association • Member, Examination Committee, FSS	Yes

Bo Kyung Byun (Newly Appointed) (08/09/1953)	CEO, Kolon Data Communication Co., Ltd	• B.S. in Mechanical Engineering, Seoul Nat’l Univ.	• CEO, LG-IBM PC Co., Ltd. • Managing Director, IBM Korea	Yes

Bae Kin Cha (Newly Appointed) (07/23/1958)	Vice President, Korea Institute of Finance	• Ph.D. in Economics, Univ. of Minnesota • B.A. in Economics, Seoul Nat’l Univ.	• Director of Research, Vice President, KIF • Professor, Economics & Finance, Hong Kong City Univ. • Professor, Economics, Univ. of Texas	No

Dong Soo Chung (Reappointed) (09/24/1945)	Professor, Sangmyung Univ.	• M.A. in Public Administration, Univ. of Wisconsin at Madison • B.A. in Business Administration, Seoul Nat’l University	• Deputy Minister, Ministry of Environment • Assistant Minister, Planning & Management Office, Ministry of Planning & Budget	No

Name (Date of Birth)	Current Position	Education	Career	Nominated for members of Audit Committee
Nobuya Takasugi (Reappointed) (09/03/1942)	Executive Advisor, Fujixerox Korea	• Waseda University, Japan	• Chairman & CEO, Fuji Xerox Korea • Chairman, Seoul Japan Club (present)	No

Doo Hwan Song (Reappointed) (05/29/1949)	Representative Partner, Hankyul Law firm	• B.A. in Law, Seoul Nat’l Univ.	• Executive Director of the Korean Bar Association • Judge, Seoul District Court	No

Chang Kyu Lee (Reappointed) (05/20/1950)	CEO, Joongang Ilbo News Magazines	• B.A. in Economics, Sogang Univ. • Journalism course, Missouri Graduate School	• Chief Economic Correspondent /Executive Director, Joongang Ilbo • Managing Editor/Director, Joongang Ilbo	No

Dam Cho (Reappointed) (08/01/1952)	Professor, Chonnam Nat’l Univ,	• Ph.D in Finance, Korea Univ. • M.S in Business Administration, Korea Univ. • B.A. in Business Administration, Korea Univ.	• President, Korean Financial Management Association • Lecturer, Hongik Univ.	Yes

Young Soon Cheon (Reappointed) (02/01/1961)	Professor, Chungang University (C.P.A)	• Ph.D in Accounting, Univ. of Georgia • M.Acc, Univ. of Georgia • B.B.A, Chungang Univ.	• Assistant Professor, Kyunghee Univ. • Senior Research Fellow, FSS • Assistant Professor, Baruch college, CUNY	Yes

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kookmin Bank
(Registrant)

Date: February 27, 2006	By	/s/ Kap Shin
(Signature)
	Name:	Kap Shin
	Title:	CFO / Senior EVP Executive Director